January 24, 2007

Michael J. O'Brien, Esq.
Tracey A. Zaccone, Esq.
King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036

Re: Caremark Rx, Inc. (the "Company")
        Schedule 14D-9
        Filed on January 24, 2007
        SEC File No. 5-47839

Ladies and Gentlemen:

We have reviewed the above-captioned filing, and have the following comments.

Schedule 14D-9

General

1. Revise to expressly indicate that security holders have the right to revoke their proxies in the CVS-Caremark transaction. Revise to indicate the date by which security holders will retain the ability to tender their shares into the tender offer irrespective of whether or not they choose to revoke a previously executed proxy. See Item 1011(b) of Regulation M-A.

2. We note that Caremark's Schedule 14D-9 was not filed until today. Notwithstanding the absence of such a filing, we observed that Caremark made the following statements in a news release dated January 23, 2007:

   ➢ Express Scripts' proposal is highly contingent and conditional to such an extent that it is largely illusory.

   ➢ the Express Scripts proposal raises substantial concerns about the significant value destruction associated with customer losses, high leverage ("junk credit") and high regulatory risks.

   ➢ We strongly believe that the Express Scripts proposal is highly risky and conditional, destructive to shareholder value and clearly not in the best interests of Caremark or its shareholders.

Please provide us with a legal analysis explaining why, if true, the contents of this press release were consistent was Rule 14d-9(b).

3. Caremark filed a slide presentation under cover of Form 425 on January 18, 2007. This presentation included a comparison of the CVS-Caremark transaction to the Express Scripts' transaction. Because the Express Scripts' tender offer transaction had already commenced by that date, the Form 425 could not be deemed to satisfy any disclosure filing obligations under Rule 14d-9(a). Please provide us with a legal analysis explaining why, if true, the contents of the presentation were consistent with Rule 14d-9(b).

Item 4. The Solicitation or Recommendation

4. The Company Board considered a number of factors in connection with its evaluation of the Offer. We note that in view of the number of factors and complexity of these matters, the Company Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a certain favorable or unfavorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's decision to not recommend that the security holders accept the Express Scripts' offer.

5. Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. The Company must, at a minimum, amend their unqualified identification of some of the informational factors considered to describe the import or the utility of the statement made.

6. We note the assertion that the Express Scripts' offer is highly conditional. Revise to indicate why the existence of tender offer conditions has resulted in a finding by the Company Board that the tender offer is "highly conditional" as opposed to simply "conditional." Disclose the standard used to make the assertion and compare the Express Scripts' tender offer proposal against that standard.

7. Advise us, with a view toward disclosure, whether or not the CVS merger proposal is highly conditional as well, and if not, the reasons why the CVS merger proposal is not considered equally "highly conditional." Alternatively, revise to expressly delete the reference to Express Scripts' offer conditions as being highly conditional. See Item 1011(b) of Regulation M-A.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to the following ZIP code: 20549-0303.

Sincerely,

Nicholas P. Panos
Special Counsel, Office of Mergers
& Acquisitions